Exhibit 21.1

Subsidiaries of Registrant*

Name of Subsidiary	Jurisdiction of Incorporation
CereXis, Inc.	Delaware
Recursion Pharmaceuticals GMBH	Germany

*

Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K